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           SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE 13D-2(A).*

-----------
* As amended by Releases No. 34-15457, dated January 4, 1979, effective February 14, 979 (as corrected by Release No. 34-15457A, dated February 25,
  1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT No. 1)*

                            CROWN CASINO CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  228216 10 7
                                 (CUSIP Number)

                                HELEN T. FERRARO
                         SMITH, GAMBRELL & RUSSELL, LLP
                            3343 PEACHTREE ROAD, NE
                                   SUITE 1800
                             ATLANTA, GEORGIA 30326
                                (404) 264-2620
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               NOT APPLICABLE
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement
[ ]. ( A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

                               Page 1 of 6 Pages

                                                          13D
  CUSIP No.    228216 10 7                                                                 Page 2 of 6 Pages
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
  1.       NAME OF REPORTING PERSON
           SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           10 WESTPARK CORPORATION
------------------------------------------------------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [  ]
                                                                                                               (b) [  ]
           N/A
------------------------------------------------------------------------------------------------------------------------
  3.       SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------
  4.       SOURCE OF FUNDS*

           OO
------------------------------------------------------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                     [ ]

           N/A
------------------------------------------------------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION

           TEXAS
------------------------------------------------------------------------------------------------------------------------
  NUMBER         7.     SOLE VOTING POWER
  OF SHARES
  BENEFICIALLY          400,000
  OWNED BY       -------------------------------------------------------------------------------------------------------
  EACH           8.     SHARED VOTING POWER
  REPORTING
  PERSON                0
  WITH           -------------------------------------------------------------------------------------------------------
                 9.     SOLE DISPOSITIVE POWER

                        400,000
                 -------------------------------------------------------------------------------------------------------
                 10.    SHARED DISPOSITIVE POWER

                        0
------------------------------------------------------------------------------------------------------------------------
  11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           400,000
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  12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [ ]

           N/A
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  13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.0%
------------------------------------------------------------------------------------------------------------------------
  14.      TYPE OF REPORTING PERSON*

           CO
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

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          13D
  CUSIP No.    228216 10 7                                                                 Page 3 of 6 Pages
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
  15.      NAME OF REPORTING PERSON
           SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           TILMAN J. FALGOUT, III
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  16.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [  ]
                                                                                                               (b) [  ]
           N/A
------------------------------------------------------------------------------------------------------------------------
  17.      SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------
  18.      SOURCE OF FUNDS*

           OO
------------------------------------------------------------------------------------------------------------------------
  19.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                     [ ]

           N/A
------------------------------------------------------------------------------------------------------------------------
  20.      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
------------------------------------------------------------------------------------------------------------------------
  NUMBER         21.    SOLE VOTING POWER
  OF SHARES
  BENEFICIALLY          564,000
  OWNED BY       -------------------------------------------------------------------------------------------------------
  EACH           22.    SHARED VOTING POWER
  REPORTING
  PERSON                  0
  WITH
                 -------------------------------------------------------------------------------------------------------
                 23.    SOLE DISPOSITIVE POWER

                        564,000
                 -------------------------------------------------------------------------------------------------------
                 24.    SHARED DISPOSITIVE POWER

                        0
------------------------------------------------------------------------------------------------------------------------
  25.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           564,000
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  26.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [ ]

           N/A
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  27.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.6%
------------------------------------------------------------------------------------------------------------------------
  28.      TYPE OF REPORTING PERSON*

           IN
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

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       AMENDMENT No. 1 TO SCHEDULE 13D OF
                            CROWN CASINO CORPORATION

Item 1.     Security and Issuer.

            This statement relates to the $.01 par value Common Stock of Crown Casino Corporation (the "Issuer"), whose principal executive offices are located at 4040 North MacArthur Boulevard, Suite 100, Irving, Texas 75038.

Item 2.     Identity and Background.

            The names and certain information respecting the persons filing this statement are provided below:

            a. 10 Westpark Corporation is a Texas corporation whose business address is 4040 North MacArthur Boulevard, Suite 100, Irving, Texas 75038. The business of such corporation is investments. Such corporation has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has such corporation been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            b. Tilman J. Falgout, III is a citizen of the United States whose business address is 4040 North MacArthur Boulevard, Suite 100, Irving, Texas 75038. Mr. Falgout's principal occupation is Executive Vice President and General Counsel of the Issuer. During the last five years, Mr. Falgout has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Mr. Falgout is presently a controlling stockholder of 10 Westpark Corporation and is a director and executive officer of such corporation.

Item 3.     Source and Amount of Funds or Other Consideration.

            10 Westpark Corporation acquired 400,000 shares of Common Stock of the Issuer as a finder's fee paid to it in connection with a June 1993 acquisition by the Issuer. Mr. Falgout acquired the shares reported herein through open market purchases and the grant to him of stock options to purchase shares of Common Stock of the Issuer.

Item 4.     Purpose of Transaction.

            The shares acquired by 10 Westpark Corporation and Mr. Falgout have been acquired for investment purposes only. Neither of the reporting persons has any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            a. 10 Westpark Corporation beneficially owns 400,000 shares of Common Stock of the Issuer. Mr. Falgout beneficially owns 564,000 shares of Common Stock of the Issuer, including 147,500 shares subject to presently exercisable stock options.

            b. 10 Westpark Corporation has sole voting and investment powers with respect to the 400,000 shares owned by it; however, Mr. Falgout, as President of 10 Westpark Corporation, exercises voting and investment powers on behalf of such Corporation. Mr. Falgout has sole voting and investment with respect to an aggregate of 564,000 shares.

            c. On July 23, 1993, 10 Westpark Corporation acquired 400,000 shares of Common Stock of the Issuer which was in the nature of a finder's fee in connection with an acquisition made by the Issuer. The only change in ownership of the Issuer's securities by Mr. Falgout during the past 60 days is the grant of stock options to him to purchase 20,000 shares (July 9, 1997) at an exercise price of $2.4375 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Although Mr. Falgout currently is the sole stockholder of 10 Westpark Corporation, he has an understanding with his siblings that he will manage the investments held by the corporation for the mutual benefit of Mr. Falgout and his siblings, whose names are: Gregg H. Falgout, Robert A. Falgout, Susan S. Falgout, and Pamela A. Saba.

Item 7.     Exhibits.

            The agreement between the filing persons required by Rule 13(f)(1) has previously been filed as an exhibit with the original Schedule 13D.





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            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          10 WESTPARK CORPORATION


Date: August 18, 1997                 By:  /s/ Tilman J. Falgout, III
                                          ---------------------------------
                                          Tilman J. Falgout, III
                                          President



Date: August 18, 1997                      /s/ Tilman J. Falgout, III
                                          ---------------------------------
                                          Tilman J. Falgout, III





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